Clear Genius Inc.



ANNUAL REPORT

103 Koch Rd.

Corte Madera, CA 94925

(415) 710-1900

clear-genius.com

This Annual Report is dated May 1, 2023.

BUSINESS

Clear Genius Inc. (the "Company") is a consumer products Company in the Point-of-Use water filtration category.

Clear Genius® has secured two patents which feature the first water pitcher filtration system using a patented reusable cartridge. When used with the replaceable Filter Pod® Refills, the cartridge fits directly into Brita®, Pur® or Clear Geniu® water pitchers. For Brita® and Pur® users worldwide and many private label brands sold at Walmart and other major retailers, it eliminates the need to throw away the single use plastic cartridge. This innovative feature increases the efficiency of recycling and provides a more environmentally conscious and cost-effective approach to filtering tap water at home.

Through initial marketing efforts, we have built brand awareness, positive consumer reviews and trust, repeat orders and early retail exposure. Clear Genius® has already acquired over 30,000 customers from major e-commerce and retail channels, including Amazon.com, Walmart.com, and over 1,100 Publix grocery stores.

Simply put, we filter water so it tastes great and is safer for human consumption. The current Clear Genius® water filtration system turns tap water into healthy, great tasting drinking water through a proprietary blend of activated carbon and ion-exchange resin.

Specifically, our activated carbon effectively reduces chlorine, mercury, and volatile organic compounds (VOCs). Ion exchange resin reduces calcium, magnesium, iron, manganese, copper, and mercury. This combination of filtration media is contained within a patented Filter Pod made from recyclable mesh filtration fabric that keeps the filter media out of your drinking water and offers a more cost-effective and environmental-friendly way to enjoy great tasting water.

A strong infrastructure of systems, branding, management, supply chain and affiliated organization expertise has put Clear Genius® in a strong position for scaling and growth.

Corporate History

Clear Genius Inc. was organized on January 14, 2020 under the laws of Delaware. We operated under Sterling Filters, LLC (the predecessor Company), which was a limited liability Company organized in April 2014 under the laws of Missouri.

On January 14, 2020, the predecessor Company merged with the Company pursuant to a Plan and Merger Agreement dated December 19, 2019. The two 50% owners of the predecessor Company agreed to exchange their 100% interest in the predecessor Company for 5,500,000 shares of the Company's common stock, thereby transferring ownership of the predecessor company to the Company.

On October 10, 2022, Clear Genius Inc., announced that it has entered into an asset sale and contribution agreement and stock purchase agreement with Glanris, a climate tech company, headquartered in Memphis Tenn.

Pursuant to the agreements, Clear Genius Inc. contributed, assigned and conveyed all title and interest to substantially all its assets including its intellectual property to a newly formed subsidiary of Glanris in exchange for a 40% interest in the subsidiary. (400,000 shares of common stock with a price per share of $2.00 each.) Additionally, Clear Genius Inc. received a subscription right to purchase 25, 210 shares of common stock of Glanris at a fair market exercise price to be determined by a third party valuation consistent with Internal Revenue Code 409A.

Glanris is a start-up climate-tech company that manufactures a patented, sustainable, low-cost biochar from rice hulls for use in water filtration, asphalt, and concrete aggregates and as a soil amendment. Rice hulls are the world's largest agricultural waste product. Over 220 billion pounds of rice hulls are generated every year. Today these hulls are either burned in the fields or dumped in landfills, neither of which are environmentally friendly. Glanris is a carbon-negative process that reduces greenhouse gases and sequesters carbon. Our carbon credits are for sale on Puro.earth.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Inventory, marketing and G &A expenses.

Date: September 10, 2018

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Money for working capital.

Date: January 15, 2020

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Company operations and inventory.

Date: December 31, 2018

Offering exemption relied upon: 506(b)
Debt

$25,000 SBA loan

SBA Loan #8773357809

On July 6, 2020, the Administration (SBA) authorized (under Section 7(b) of the Small Business Act, as amended) a Loan (SBA Loan #8773357809) to Clear Genius Inc. (Borrower) of 103 Koch Rd Corte Madera California 94925 in the amount of twenty-eight thousand one hundred and 00/100 Dollars ($28,100.00), upon the following conditions:

PAYMENT

· Installment payments, including principal and interest, of $137.00 Monthly, will begin Twelve (36) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note.

INTEREST

Interest will accrue at the rate of 3.75% per annum and will accrue only on funds. The Company is current with its payments.

On January 15, 2020 the company entered into another $50,000 convertible promissory note agreement with Harry Kraatz. The note has an interest rate of 7% per annum. No interest was paid in 2020 or 2021.

Pursuant to a crowdfunding agreement with Startengine, between April 3, 2020 and December 31, 2022 the Company sold 132,655 0 shares of common stock to 195 investors in exchange for $1.00 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

To date, the results of operations have been disappointing and are a direct result of the lack of sufficient capital to acquire inventory. The demand for our products are reflective of management's initial "proof of concept" goal and the priority of positioning the company for scaling and growth.

Specifically, the focus has been on:

1) Developing and patenting the technology;

2) Building the infrastructure of the company to launch its products;

3) Establishing "proof of concept" and a base level of brand awareness with consumers and retailers.

Since our product launch in the beginning of 2017, we estimate that we have over 50,000 customers through e-commerce and brick and mortar retail sales. In addition, a large percentage (65% of 2019 Amazon sales and 33% of 2019 Publix sales) is return customers buying Filter Pod Refills. This reflects brand loyalty and indicates satisfaction with the product. Most sales in 2021 and 2022 were generated through Amazon and the company's website.

GROSS REVENUES

Amazon Publix Total

2017 127,700 272,500 $400,200

2018 101,600 214,700 $316,300

2019 54,700 40,900 $95,700

2020 $49,821

2021 $51,068
2022 $16,609

Amazon and the company's website generated 100% of the sales in years 2020 and 2022.

Our largest sales year 2017, was the result of receiving opening orders from the Publix grocery retail chain (with over 1,100 stores in the Southeast). This front-end loading of warehouse inventory and retail shelves is typical for the industry.

Publix sales in 2018 were further augmented as a result of an in-aisle, quarter pallet promotion program in 500 stores.

2019 sales were significantly down as a direct result of reduced advertising and marketing due to lack of capital.

2020 and 2021sales were significantly down as a direct result of reduced advertising and marketing, the impact of the corona virus and lack of capital. Following a promising first quarter, the Company experienced slower growth than initially anticipated. While there was demand for our product , the Company was unable to timely supply inventory to our customers and retailers.

In anticipation of industry wide supply problems, the Company reduced staff, office space and salaries. In the 2nd quarter, Clear Genius launched an equity crowdfunding campaign on StartEngine, the country's largest crowdfunding platform. The Clear Genius offering provides investors an opportunity to buy equity in the Company for $1.00 per share with a minimum investment of $250. Our crowdfunding launch coincided with the increased awareness of the deadly impact of the pandemic. The Company only raised $104,000 through its offering.

COST OF GOODS SOLD

Our component supply chains are as follows:
Pitcher

Pitcher China

Filtration Media China

Cartridge China

Filter Pod China

Retail Cartons US

Assembly of bulk components and shipping of final retail packs is completed by our 3rd party fulfillment center in St. Louis, Missouri.

Gross Profit, exclusive of discounts, have increased from approximately 50% to 65%

We own our tooling and molds for the manufacturing of our patented Reusable Cartridge and the Filter Pod Refill.

EXPENSES

To meet our objective of positioning the company for growth and scaling, our early expenditures were very heavily weighted in:

Research and Development of the filtration technology

Patent Applications

Systems and IT Platforms for e-commerce

Branding, Package Development and Website development

Supply Chain and Fulfilment

With the sale to Glanris our focus will be on advising Glanris, through a position of the board of directors, to maximize sales and generate a return for the Clear Genius shareholders.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $4,779.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Dr. George Crispo

Amount Owed: $100,000.00

Interest Rate: 7.0%

Maturity Date: December 01, 2021

Maturity date Extended to December 2022. Interest Rate increased to 8%

Creditor: Harry Kraatz

Amount Owed: $50,000.00

Interest Rate: 7.0%

Maturity Date: December 01, 2021

● Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Company operations and inventory
Date: December 31, 2018
Offering exemption relied upon: 506(b)

$25,000 SBA loan
SBA Loan #8773357809
On July 6, 2020, the Administration (SBA) authorized (under Section 7(b) of the Small Business Act, as amended) a Loan (SBA Loan #8773357809) to Clear Genius Inc. (Borrower) of 103 Koch Rd Corte Madera California 94925 in the amount of twenty-eight thousand one hundred and 00/100 Dollars ($28,100.00), upon the following conditions:
PAYMENT
· Installment payments, including principal and interest, of $137.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note.
INTEREST
· Interest will accrue at the rate of 3.75% per annum and will accrue only on funds. The Company is current with its payments.

On January 15, 2020 the company entered into another $50,000 convertible promissory note agreement with Harry Kraatz. The note has an interest rate of 7% per annum. No interest was paid in 2020. No interest has been paid on any notes to Mr. Kraatz as of 4/27/23.

In 2021, the company borrowed $45,796.62 from Tom Kraatz. The note has an interest rate of

7%. No interest has been paid as of 4/27/23.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Harry R. Kraatz

Harry R. Kraatz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Chief Executive Officer

Dates of Service: October, 2019 - Present

Responsibilities: Develop, implement and manage the Company's strategic plan. During the calendar year 2021 Mr. Kraatz received compensation of $50,000.

Position: Director

Dates of Service: January, 2020 - Present

Responsibilities: Management supervision.

Name: Thomas D. Kraatz

Thomas D. Kraatz's current primary role is with the Issuer. Thomas D. Kraatz currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and Chairman of the Board

Dates of Service: January, 2020 - Present

Responsibilities: Management supervision. Thomas Kraatz does not receive a salary. In exchange for his cash investments he owns more than 95% of the common stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Thomas D. Kraatz

Amount and nature of Beneficial ownership: 5,550,000

Percent of class: 97.5

Pursuant to a crowdfunding agreement with Startengine, between April 3, 2020 and December 31, 2022 the Company sold 132,655 0 shares of common stock to 195 investors in exchange for $1.00 per share under Regulation Crowdfunding.

RELATED PARTY TRANSACTIONS

Name of Entity: Harry R. Kraatz

Relationship to Company: Officer

Nature / amount of interest in the transaction: A notes payable of $100,000 is outstanding with Harry Kraatz at an interest rate of 7% annually. The maturity date is 12-01-2021. Mr. Kraatz has extended the maturity date to December 31, 2023. No interest has been paid to date.

Material Terms: Owed to: Harry Kraatz Amount owed: $100,000.00 Interest rate: 7% Maturity date: December 1, 2021 Material terms: There are no other material terms to this debt

In 2021 the Company borrowed $45,796. 62 from Tom Kraatz with an interest rate of 7%. No interest or principle have been paid o this loan.

OUR SECURITIES

The company authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company offered for sale up to 1,070,000 of Common Stock. The Company closed that offering and sold 132,655 0 shares of common stock to 195 investors in exchange for $1.00 per share under Regulation Crowdfunding.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,632655 outstanding.

Voting Rights

1 vote per share for the owner of 5,500,000 shares

Material Rights

After we close our offering, the board plans to approve a stock option plan for certain current and potential future employees. Preliminarily, the board envisions setting aside 15% of the remaining authorized shares for the pool.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $200,000.00

Maturity Date: December 01, 2021

Interest Rate: 7.0%

Discount Rate: %

Valuation Cap: $3,600,000.00

Conversion Trigger: Equity

Material Rights

The conversion price is determined by quotient of (1) $3,600,000 divided by (2) the aggregate number of the Company's outstanding Series A nd Series B Preferred Units immediately prior to the Change in Control (assuming full conversion of exercise of all convertible and exercisable securities then outstanding other than indebtedness).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Clear Genius Inc. shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exceptions to this rule are if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family or trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer products industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed Clear Genius Inc., has entered into an asset sale and contribution agreement and stock purchase agreement with Glanris, a climate tech company, headquartered in Memphis Tenn. Pursuant to the agreements, Clear Genius Inc. contributed, assigned and conveyed all title and interest to substantially all its assets including its intellectual property to a newly formed subsidiary of

Glanris in exchange for a 40% interest in the subsidiary. (400,000 shares of common stock with a price per share of $2.00 each.) Additionally, Clear Genius Inc. received a subscription right to purchase 25, 210 shares of common stock of Glanris at a fair market exercise price to be determined by a third party valuation consistent with Internal Revenue Code 409A. If Glanris and or its subsidiary is not successful in raising additional capital or of it cannot raise funds for whatever reason, including reasons relating to the Company itself or the broader economy, the company may not survive and Clear Genius Inc. shareholders may not receive a return on their investment. If the new Company or (Clear Genius Holdings) manages to raise only the minimum amount of funds sought, or less than the minimum amount it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in a series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion to make good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all of the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worthless, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales, and human resources. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Clear Genius Inc. was formed on January 14, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Clear Genius has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we may choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay then locating the right employee. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. In addition to the other relevant information set out in this document, the Directors believe the following general and specific risk factors should be considered carefully in evaluating whether to make an investment in the Company. There may be additional risks that the Directors currently consider not to be material or of which they are currently unaware. Investors should note that the value of common shares may go down as well as up and there is no certainty that they will get back the full amount they invested. Any person considering an investment in common shares is recommended to consult an investment advisor, counsel or an appropriately qualified taxation advisor, prior to making any such investment. 1.1 There is a history of losses, an expectation that net losses will be incurred in the near future and the Company may never be profitable. The company has experienced operating losses in the last three fiscal years and as December 31, 2018 had an accumulated deficit of approximately $2.0 million. The company expect to incur further operating losses as they continue developing product offerings and sales and distribution channels and expand geographically. There can be no assurance that the Company will ever achieve significant revenues or profitability. 1.2 Profitability depends on the success and market acceptance of current and new products. The future profitability of the Company will depend upon the successful development, marketing and sales and market acceptance of its existing product line and other new products. The ability to increase sales of existing and new products will depend upon many factors, some of which are beyond the control of the Company, including market acceptance of its technology and products, the ability to manufacture and price products at levels competitive with competing products, downturns affecting industries in which the products are sold, and the availability and price of raw materials. Market acceptance of existing and new products will also depend on a variety of factors including demonstrating their efficacy and safety, their relative cost, and their other advantages compared to current or future alternative products. Among other factors, no assurances can be given that: (i) the products will achieve or sustain revenue growth or profitability; (ii) enhancements to products and other applications can be successfully developed; (iii) demand for and market acceptance of products and enhancements will grow or continue; or

(iv) the products of the Company will successfully compete with the products of others. To the extent demand for the products does not develop or continue due to competition, poor product performance, negative assessments by customers or the financial resources and expertise of the Company, technological change or other factors, the results of operations will be materially and adversely affected. 1.3 Revenue is currently derived from a limited line of products and customers and decreases in sales of any one of these products or to any one of these products would have a material adverse affect on the Company. Revenue is currently derived from a limited line of products and customers and decreases in sales of any one of these products would have a material adverse effect on the Company. 1.4 The introduction of potentially more advanced drinking water purification technologies may pose operational and financial risk. The introduction of potentially more advances drinking water purification technologies in may pose operational and financial risk. 1.5 Some of the Company's business segments are reliant on few customers. Revenues in water pitchers, cartridges and filter pods have been derived primarily from Publix and Amazon. Although the Company is not aware of any intention on the part of its key customers to cease trading with it, there can be no guarantee that the Company's key customers will continue to trade with the Company on similar terms or indeed at all. Any decrease in sales to these customers could have a material effect on the Company's revenues. 1.6 Some of the Company's patents may expire earlier than expected. All patents have a limited duration of enforceability. With some exceptions, notably US patents that are extended due to delays caused by the patent office, patents have a duration of 20 years from the filing date. Once a patent expires, the invention disclosed in the patent may be freely used by the public without accounting to the patent owner, as long as there are no other unexpired patents that embrace an aspect of the invention. Sterling Filters strives to patent improvements, new uses, or new formulations relating to the underlying inventions, but, there is no certainty that any improvement, new use, or new formulation will be patented to extend the protection of the underlying invention, or provide additional coverage to adequately protect the invention. Any failure or inability to protect licenses, patents or other intellectual property rights could adversely affect the Company's ability to manufacture and sell its products. 1.7 The business and financial results depend on maintaining a consistent and cost-effective supply of raw materials The business and financial results depend on maintaining a consistent and cost-effective supply of raw materials. 1.8 The business of the Company exposes its products to potential product liability risks The business of the Company may expose it to potential product liability risks that are inherent in the research, development, manufacturing, marketing, sale and use of its products and future products. Although the Company has never had any product liability claims in the past, the Company. Competition from traditional manufacturers may adversely affect distribution relationships and may hinder development of existing markets, as well as prevent the Company from expanding its markets. The water filtration, clarification and purification industries are highly competitive. The Company competes with a variety of companies including Clorox, Helen of Troy, Pentair, Culligan, AO Smith, etc. More broadly the Company competes with all drinking water sources, including municipal water (untreated tap water), bottled water, Point of Entry systems (whole house treatment systems) and Point of Use systems. The Company competes not only for consumer acceptance but also for shelf space in retail outlets and online marketing promotions related to specific keywords, and for marketing focus by its distributors, all of which also distribute other brands of water purifiers. If, due to such pressure or other competitive threats, the Company is unable to sufficiently maintain or develop its distribution channels, it may be unable to achieve its current revenue and financial targets. As a means of maintaining and expanding its distribution network, it intends to introduce product extensions and additional brands. There can be no assurance that the Company will be able to do so or that other companies will not be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than the Company could have a material adverse effect on its existing markets, as well as its ability to expand the market for its products. The company has product liability insurance. While the Directors believe the current levels of coverage are sufficient for its current products, there can also be no assurance that the level of insurance carried, now or in the future, will be adequate to cover the financial damages resulting from a product liability claim or judgment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

Clear Genius Inc.

By /s/ *Harry R. Kraatz*

     Name: Clear Genius Inc.

     Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Harry R. Kraatz the President of Clear Genius Inc. hereby certify that the financial statements of Clear Genius Inc. thereto for the periods ending 12/31/21 and 12/31/22 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $(-123,901); taxable income of $_(123,121) and total tax of $__0_____.

The company has not filed tax returns for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th day of April 2022.



Harry R. Kraatz _____ (Signature)

President

____4/30/22____ (Date)

Clear Genius, Inc.
Statement of Assets, Liabilities, & Equity- Income Tax Basis
As of December 31, 2022 (Est.)

Assets

Current Assets		
Cash In Sterling Bank - 5797	$	4,779.28
Cash In Sterling Bank - 4027124		0.00
Inventory		87,222.24
Total Current Assets		92,001.24
Property and Equipment		
Equipment		127,100.48
Accumulated Depreciation		(127,100.48)
Net Property and Equipment		0.00
Non Current Assets		
Intangible Assets		251,337.99
Accumulated Amortization		(226,561.46)
Total Non Current Assets		24,776.53
Total Assets	$	116,778.08

Substantially all disclosures ordinarily included in tax basis financial statements are omitted, and no assurance is provided on these financial statements.

Clear Genius, Inc.
Statement of Assets, Liabilities, & Equity- Income Tax Basis
As of December 31, 2022 (Est.)

Liabilities and Shareholders' Equity

Current Liabilities	
Total Current Liabilities	$ 0.00
Long-Term Liabilities	
N/P - Tom Kraatz	49,002.38
N/P - Dr. George Crispo	100,000.00
N/P - Harry Kraatz	107,000.00
N/P - S.B.A. Loan	28,973.40
Total Long-Term Liabilities	284,975.78
Total Liabilities	284,975.78
Shareholders' Equity	
Capital Stock	211,840.48
Retained Earnings	(343,666.99)
Net Income/(Loss)	(123,539.76)
Total Shareholders' Equity	(168,199.62)
Total Liabilities and Shareholders' Equity	$ 116,778.08

Substantially all disclosures ordinarily included in tax basis financial statements are omitted, and no assurance is provided on these financial statements.

Clear Genius, Inc.
Statement of Income and Expense - Income Tax Basis
For the Year ended December 31, 2022 Est.

	1 Year Ended December 31, 2022	%
Sales		
Sales	16,609.00	100.00
Total Sales	16,609	100.00
Cost of Goods Sold		
Cost Of Goods Sold	10,629.76	64.00
Total Cost of Goods Sold	10629.76	64.00
Gross Profit	5,979.24	36.00
Operating Expenses		
Total Operating Expenses	129,519.00	
Operating Income (Loss)	(123,539.76)	()
Other Income (Expenses)		
Miscellaneous Income		
Total Other Income (Expenses)		
Net Income (Loss)	$ (123,539.76)	

Substantially all disclosures ordinarily included in tax basis financial statements are omitted, and no assurance is provided on these financial statements.

Clear Genius, Inc.
Statement of Assets, Liabilities, & Equity- Income Tax Basis
As of December 31, 2021

Assets

Current Assets	
Cash In Sterling Bank - 5797	$ 7,808.98
Cash In Sterling Bank - 4027124	4.33
Inventory	97,852.97
Total Current Assets	105,666.28
Property and Equipment	
Equipment	127,100.48
Accumulated Depreciation	(125,291.75)
Net Property and Equipment	1,808.73
Non Current Assets	
Intangible Assets	251,337.99
Accumulated Amortization	(217,205.46)
Total Non Current Assets	34,132.53
Total Assets	$ 141,607.54

Substantially all disclosures ordinarily included in tax basis financial statements are omitted, and no assurance is provided on these financial statements.

Clear Genius, Inc.
Statement of Assets, Liabilities, & Equity- Income Tax Basis
As of December 31, 2021

Liabilities and Shareholders' Equity

Current Liabilities	
Total Current Liabilities	$ 0.00
Long-Term Liabilities	
N/P - Tom Kraatz	45,796.62
N/P - Dr. George Crispo	100,000.00
N/P - Harry Kraatz	100,000.00
N/P - S.B.A. Loan	29,110.40
Total Long-Term Liabilities	274,907.02
Total Liabilities	274,907.02
Shareholders' Equity	
Capital Stock	211,840.48
Retained Earnings	(220,127.23)
Net Income/(Loss)	(125,012.73)
Total Shareholders' Equity	(133,299.48)
Total Liabilities and Shareholders' Equity	$ 141,607.54

Substantially all disclosures ordinarily included in tax basis financial statements are omitted, and no assurance is provided on these financial statements.

Clear Genius, Inc.
Statement of Income and Expense - Income Tax Basis
For the Year ended December 31, 2021

	1 Year Ended December 31, 2021	%
Sales		
Sales	51,068.93	100.00
Total Sales	51,068.93	100.00
Cost of Goods Sold		
Cost Of Goods Sold	32,827.14	64.28
Total Cost of Goods Sold	32,827.14	64.28
Gross Profit	18,241.79	35.72
Operating Expenses		
Rent	10,488.00	20.54
Interest	8,626.40	16.89
Taxes & License	220.00	0.43
Depreciation	3,015.16	5.90
Amortization Expense	22,291.39	43.65
Advertising	232.25	0.45
Legal & Professional	6,209.75	12.16
Payment Processing Fees	26,508.80	51.91
Freight	4,256.63	8.34
Computer And Internet Expenses	8,925.66	17.48
Office Supplies	6,328.74	12.39
Contract Labor	50,750.00	99.38
Meals & Entertainment	150.84	0.30
Telephone	383.78	0.75
Marketing Fee	900.00	1.76
Total Operating Expenses	149,287.40	292.33
Operating Income (Loss)	(131,045.61)	(256.61)
Other Income (Expenses)		
Miscellaneous Income	6,032.88	11.81
Total Other Income (Expenses)	6,032.88	11.81
Net Income (Loss)	$ (125,012.73)	(244.79)

Substantially all disclosures ordinarily included in tax basis financial statements are omitted, and no assurance is provided on these financial statements.

Clear Genius Inc.

Notes To Financial Statement

NOTE 1 – NATURE OF OPERATIONS

Clear Genius Inc. was formed on January 14, 2020 in the State of Delearew. The financial statements of Clear Genius Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Corte Madera, California. Glear Genius is a consumer products Company in the Point-of-Use water filtration category. Clear Genius® has secured two patents which feature the first water pitcher filtration system using a patented reusable cartridge. When used with the replaceable Filter Pod® Refills, the cartridge fits directly into Brita®, Pur® or Clear Geniu® water pitchers.   For Brita® and Pur® users worldwide and many private label brands sold at Walmart and other major retailers, it eliminates the need to throw away the single use plastic cartridge. This innovative feature increases the efficiency of recycling and provides a more environmentally conscious and cost-effective approach to filtering tap water at home.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2
- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3
- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales actually palced and the revenue is received.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to berealized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delawarew state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Debt

Creditor: Dr. George Crispo;

Amount Owed: $100,000.00
Interest Rate: 7.0%
Maturity date Extended to December 2022. Interest Rate increased to 8%
Creditor: Harry Kraatz
 Amount Owed: $50,000.00
 Interest Rate: 7.0%
 Maturity Date: December 01, 2021

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Company operations and inventory
Date: December 31, 2018
Offering exemption relied upon: 506(b)

$25,000 SBA loan
SBA Loan #8773357809
On July 6, 2020, the Administration (SBA) authorized (under Section 7(b) of the Small Business
Act, as amended) a Loan (SBA Loan #8773357809) to Clear Genius Inc. (Borrower) of 103
Koch Rd Corte Madera California 94925 in the amount of twenty-eight thousand one hundred
and 00/100 Dollars ($28,100.00), upon the following conditions:
PAYMENT
Installment payments, including principal and interest, of $137.00 Monthly, will begin Twelve
(12) months from the date of the promissory Note. The balance of principal and interest will be
payable Thirty (30) years from the date of the promissory Note.
INTEREST
Interest will accrue at the rate of 3.75% per annum and will accrue only on funds. The
Company is current with its payments.

On January 15, 2020 the company entered into another $50,000 convertible promissory note
agreement with Harry Kraatz. The note has an interest rate of 7% per annum. No interest was
paid in 2020.   No interest has been paid on any notes to Mr. Kraatz as of 4/27/23.

In 2021, the company borrowed $45,796.62 from Tom Kraatz. The note has an interest rate of
7%. No interest has been paid as of 4/27/23.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the
Company or.any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock
Title of class: Common Stock
Stockholder Name: Thomas D. Kraatz
Amount and nature of Beneficial ownership: 5,550,000

Percent of class: 97.5

Pursuant to a crowdfunding agreement with Startengine, between April 3, 2020 and December 31, 2022 the Company sold 132,655 0 shares of common stock to 195 investors in exchange for $1.00 per share under Regulation Crowdfunding.

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $1.00. As of 12/31/22 the company has currently issued 5,632,655 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Harry R. Kraatz,Relationship to Company: Officer,
Nature / amount of interest in the transaction: A notes payable of $100,000 is outstanding with Harry Kraatz at an interest rate of 7% annually. The maturity date is 12-01-2021. Mr. Kraatz has extended the maturity date to December 31, 2023. No interest has been paid to date.

Material Terms: Owed to: Harry Kraatz Amount owed: $100,000.00 Interest rate: 7% Maturity date: December 1, 2021 Material terms: There are no other material terms to this debt

In 2021 the Company borrowed $45,796. 62 from Tom Kraatz with an interest rate of 7%. No interest or principle have been paid o this loan.

NOTE 7 – SUBSEQUENT EVENTS

On October 10, 2022, Clear Genius Inc., announced that it has entered into an asset sale and contribution agreement and stock purchase agreement with Glanris, a climate tech company, headquartered in Memphis Tenn. Pursuant to the agreements, Clear Genius Inc. contributed, assigned and conveyed all title and interest to substantially all its assets including its intellectual property to a newly formed subsidiary of Glanris in exchange for a 40% interest in the subsidiary. (400,000 shares of common stock with a price per share of $2.00 each.) Additionally, Clear Genius Inc. received a subscription right to purchase 25, 210 shares of common stock of Glanris at a fair market exercise price to be determined by a third party valuation consistent with Internal Revenue Code 409A.

Glanris is a start-up climate-tech company that manufactures a patented, sustainable, low-cost biochar from rice hulls for use in water filtration, asphalt, and concrete aggregates and as a soil amendment. Rice hulls are the world's largest agricultural waste product. Over 220 billion pounds of rice hulls are generated every year. Today these hulls are either burned in the fields or dumped in landfills, neither of which are environmentally friendly. Glanris is a carbon-negative process that reduces greenhouse gases and sequesters carbon. Our carbon credits are for sale on Puro.earth.

Clear Genius has not received any dividends to date.

CERTIFICATION

I, Harry R. Kraatz, Principal Executive Officer of Clear Genius Inc., hereby certify that the financial statements of Clear Genius Inc. included in this Report are true and complete in all material respects.

Harry R. Kraatz

President